EXHIBIT 14
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                                   HOLLINGER



G. WESLEY VOORHEIS                                     TELEPHONE: (416) 363-8721
                                                             FAX: (416) 364-0832
                                                      wvoorheis@hollingerinc.com


                                    June 11, 2007


VIA FAX AND FIRST-CLASS MAIL

Mr. Cyrus F. Freidheim, Jr.
Chief Executive Officer
Sun-Times Media Group, Inc.
350 North Orleans Street
Chicago, IL 60654-1771 U.S.A.

Dear Cyrus:

      We have now had an opportunity to reflect on the Investor Presentation made by Sun Times Media Group at its investor meeting held on May 16, 2007. As Sun-Times Media Group's largest stockholder, we have a number of concerns about the business plan as outlined in that presentation which relate to:

      (i)   the state of the media industry generally in the United States;

      (ii) the execution risk involved with the successful implementation of the plan;

      (iii) the postponement of the consideration of strategic alternatives for Sun Times Media Group until 2009; and

      (iv) the lack of transparency, and the uncertainty relating to, the unresolved tax issues faced by Sun-Times Media Group.

      We do recognize that extensive efforts have been made to date by you and your colleagues in identifying and attempting to resolve the extensive problems faced by the Sun Times Media Group's business. And there has never been an issue about you and your fellow directors' good faith desire to do the right thing for the Sun-Times Media Group stockholders.

      Nevertheless, we believe that the board of directors of Sun-Times Media Group should immediately commence a formal process to consider all the strategic alternatives to maximize value for the benefit of all the stockholders of Sun-Times Media Group.

      In light of the foregoing, as well as the significant stake in the company that we currently hold, we have decided that we would like two of our nominees to become directors of Sun-Times Media Group. We will furnish the names of our nominees shortly.

      As we have said before, we do not intend to interfere in any way with the mandate of the Special Committee or Mr. Breeden. We are committed to working with the Special Committee and the entire board of directors to ensure that there are no conflicts with our nominees. It is important to point out that, as the company's largest shareholder, our interests are aligned with those of all of the stockholders of Sun-Times Media Group.

      We understand that you are in discussions with other shareholders of Sun-Times Media Group about nominees for your board other than those proposed in Sun-Times' proxy circular. We are not aware of the details of those discussions.

      Rather than seeking to elect nominees to your board at or in advance of tomorrow's stockholder meeting, we are prepared to vote our shares at the meeting in favour of the nominees proposed in your proxy circular, but believe that we should work together over the near term to determine an acceptable board that includes our two nominees whom your board can appoint or we can elect by written consent.

      We would be pleased to discuss with you how we might be able to accomplish the foregoing in a consensual manner.

                                          Yours very truly,

                                          /s/  G. Wesley Voorheis

                                          G. Wesley Voorheis